EXHIBIT 99.2 — Letter to Issuer
June 24, 2011
BluePhoenix Solutions
8 Maskit Street
P.O. Box 12546
Herzlia, Israel 46733
Attention: Board of Directors
This letter should serve as formal notification that Prescott Group Capital Management, a holder of 6,195,064 shares of BluePhoenix common stock is requesting a Special Meeting of the Company’s shareholders in order to allow Prescott Group to increase its’ ownership stake in the Company above its current 25% ownership restriction. This request should not be interpreted as a change in our long-held belief that the value of the Company’s assets would best be maximized through the sale of the Company to a strategic buyer.
Respectfully submitted,

Phil Frohlich
Manager
Prescott Group Capital Mgmt.